FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001332794
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, July 13, 2005, Series 2005-3	333-121661-27

Name of Person Filing the Document
(If Other than the Registrant)


05061042


SEC MAIL PROCESSING
RECEIVED
JUL 14 2005
WASH, D.C.
213
SECTION


PROCESSED

[TPW: NYLEGAL:355302.2] 16159-00435 07/13/2005 09:58 AM



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 11, 2005

FINANCIAL ASSET SECURITIES CORP.

By: ____________________

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SoundView Home Loan Trust 2005-3

$710,612,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Greenwich Capital Markets, Inc.
Lead Underwriter

Wachovia Capital Markets, LLC
Co-manager

RBS Greenwich Capital

RBS Greenwich Capital Contacts:

Mortgage Finance	Phone	E-mail Address
Ara Balabanian	(203) 618-2435	ara.balabanian@gcm.com
Michael McKeever	(203) 618-2237	michael.mckeever@gcm.com

Trading	Phone	E-mail Address
Ron Weibye	(203) 625-6160	weibyer@gcm.com
Peter McMullin	(203) 625-6160	peter.mcmullin@gcm.com

Rating Agency Contacts:

Standard & Poor's	Phone	E-mail Address
Todd Niemy	(212) 438-2429	todd_niemy@sandp.com

Moody's Investors Service	Phone	E-mail Address
Wioletta Frankowicz	(212) 553-1012	wioletta.frankowicz@moodys.com

Fitch	Phone	E-mail Address
Vanessa Purwin	(212) 908-0269	vanessa.purwin@fithcratings.com

Dominion	Phone	E-mail Address
Quincy Tang	(212) 806-3256	qtang@dbrs.com
Mark Zelmanovich	(212) 806-3260	mzelmanovich@dbrs.com

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: June 13, 2005***

$710,612,000 (Approximate)

SoundView Home Loan Trust 2005-3

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat	Payment Window (Mths) Call/Mat	Expected Rating S&P/Moody's/Fitch/DBRS	Assumed Final Distribution Date	Certificate Type
I-A1	$236,694,000	Not Offered Herein		AAA/Aaa/AAA/AAA	June 2035	Floating Rate Super Senior
I-A2	$59,173,000			AAA/Aaa/AAA/AAA	June 2035	Floating Rate Senior Mez
II-A1	$99,435,000	1.00 / 1.00	1-19 / 1-19	AAA/Aaa/AAA/AAA	June 2035	Floating Rate Senior
II-A2	$142,516,000	3.00 / 3.02	19-73 / 19-86	AAA/Aaa/AAA/AAA	June 2035	Floating Rate Senior
II-A3	$11,032,000	6.11 / 9.16	73-73 / 86-153	AAA/Aaa/AAA/AAA	June 2035	Floating Rate Senior
M-1	$28,567,000	4.56 / 4.96	43-73 / 43-133	AA+/Aa1/AA+/AA (high)	June 2035	Floating Rate Subordinate
M-2	$26,425,000	4.48 / 4.87	41-73 / 41-128	AA/Aa2/AA+/AA	June 2035	Floating Rate Subordinate
M-3	$16,069,000	4.44 / 4.81	40- 73 / 40-122	AA/Aa3/AA/AA	June 2035	Floating Rate Subordinate
M-4	$14,284,000	4.42 / 4.78	39-73 / 39-118	AA-/A1/AA-/AA (low)	June 2035	Floating Rate Subordinate
M-5	$12,141,000	4.40 / 4.74	39-73 / 39-113	A+/A2/A/A (high)	June 2035	Floating Rate Subordinate
M-6	$11,784,000	4.39 / 4.71	38-73 / 38-109	A/A3/A-/A	June 2035	Floating Rate Subordinate
M-7 [4]	$10,356,000	Not Marketed Hereby		A-/Baa1/BBB+/A (low)	June 2035	Floating Rate Subordinate
M-8 [4]	$9,284,000			BBB+/Baa2/BBB/BBB (high)	June 2035	Floating Rate Subordinate
M-9 [4]	$7,499,000			BBB/Baa3/BBB-/BBB	June 2035	Floating Rate Subordinate
B-1[4]	$11,784,000			BBB-/NR/NR/BBB (low)	June 2035	Floating Rate Subordinate
B-2[4]	$7,856,000			BB+/NR/NR/BB (high)	June 2035	Floating Rate Subordinate
B-3[4]	$5,713,000			BB/NR/NR/BB	June 2035	Floating Rate Subordinate
Total:	**$710,612,000**					

(1) *The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3, are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1, Class B-2, and Class B-3 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class I-A1, Class I-A2, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are priced to call. The margin on the Senior Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will increase by 1.5x on the first Distribution Date after the clean-up call date.*

(3) *See "Pricing Prepayment Speed" herein.*

(4) *The Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Depositor: Financial Asset Securities Corp.

Servicer: Litton Loan Servicing LP.

Originators: Finance America, LLC and NC Capital Corporation.

Lead Underwriter: Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").

Co-Manager: Wachovia Capital Markets, LLC

Trustee and Custodian: Deutsche Bank National Trust Company.

Certificates: The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***") and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1, Class B-2 and Class B-3 Certificates (together, the "***Class B Certificates***", together with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are referred to herein as the "***Offered Certificates.***" The Offered Certificates together with the Class M-7, Class M-8, Class M-9 and Class B Certificates are referred to herein as the "***Certificates***". The Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".

The Trust will also issue the Class C, Class P, Class R and Class R-X Certificates, none of which will be publicly offered.

Federal Tax Status: The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, and only upon request, through Clearstream, Luxembourg and the Euroclear System.

Statistical Cut-off Date: June 1, 2005.

Cut-off Date: July 1, 2005.

Expected Pricing Date: On or about June [17], 2005.

Expected Closing Date: On or about July 14, 2005.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in August 2005.

Accrued Interest: The price to be paid by investors for the Certificates will not include accrued interest (settling flat).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible, provided that certain conditions are satisfied (as described in the prospectus supplement).
SMMEA Eligibility:	The Offered Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Denomination:	$25,000 minimum and multiples of $1 in excess thereafter.
Pricing Prepayment Speed:	The Certificates will be priced based on the following collateral prepayment assumption: ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Mortgage Loans:	As of the Statistical Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $714,183,342 consisting of interest only, first lien, hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information. The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans. As of the Statistical Cut-off Date, the "***Group I Mortgage Loans***" consisted interest only, first lien, hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $384,992,331. Approximately 87.18% of the Group I Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately two years following origination and approximately 12.82% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. As of the Statistical Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of interest only, first lien, hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $329,191,011. Approximately 93.03% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately two years following origination and approximately 6.97% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

On or prior to the Closing Date, certain Mortgage Loans may be removed from the trust and certain other similar mortgage loans may be added to the trust.

On the Closing Date, up to 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 to 89 days delinquent.

Statistical Information: The information set forth herein with respect to the Statistical Calculation Mortgage Loans is expected to be representative of the characteristics of the Mortgage Loans that will be included in the trust on the Closing Date. It is expected that principal payments will reduce the principal balance of the Statistical Calculation Mortgage Loans by the Closing Date and that certain of the Statistical Calculation Mortgage Loans will not be included in the trust on the Closing Date. As a result it is expected that the principal balance of the Mortgage Loans to be included in the trust on the Closing Date will be less than the principal balance of the Statistical Calculation Mortgage Loans as of the Cut-off Date. **Solely for determining the principal balances of the Offered Certificates in order to minimize the variance of the principal balance of the Offered Certificates as of the Closing Date, it is estimated but not guaranteed that the aggregate principal balance of the Mortgage Loans will be approximately $714,183,342 as of the Cut-off Date. It is not expected that the initial principal balance (or notional balance) of any class of Offered Certificates (as shown on the second page) will increase or decrease by more than 10% by the Closing Date.**

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of the servicing fee rate and the trustee fee rate.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate: The "***Net WAC Rate***" on each class of Certificates will be the equal to the weighted average of the Adjusted Net Mortgage Rates of the related Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on LIBOR plus the applicable margin over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Pass-Through Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates to the extent necessary on the Distribution Dates occurring from August 2005 to October 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.50% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Certificates and (b) the lesser of (i) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (ii) the aggregate principal balance of the Certificates and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Credit Support:

Class	Rating (S/M/F/D)	Initial Credit Enhancement	Target Credit Enhancement On or After Stepdown Date
A	AAA/Aaa/AAA/AAA	23.15%	46.30%
M-1	AA+/Aa1/AA+/AA (high)	19.15%	38.30%
M-2	AA/Aa2/AA+/AA	15.45%	30.90%
M-3	AA/Aa3/AA/AA	13.20%	26.40%
M-4	AA-/A1/AA-/AA (low)	11.20%	22.40%
M-5	A+/A2/A/A (high)	9.50%	19.00%
M-6	A/A3/A-/A	7.85%	15.70%
M-7	A-/Baa1/BBB+/A (low)	6.40%	12.80%
M-8	BBB+/Baa2/BBB/BBB (high)	5.10%	10.20%
M-9	BBB/Baa3/BBB-/BBB	4.05%	8.10%
B-1	BBB-/NR/NR/BBB (low)	2.40%	4.80%
B-2	BB+/NR/NR/BB (high)	1.30%	2.60%
B-3	BB/NR/NR/BB	0.50%	1.00%

Excess Cashflow:

The "Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Subordination:

If the Excess Cashflow and overcollateralization are insufficient to cover Realized Losses, the certificate principal balances of the Subordinate Certificates will be reduced by such Realized Losses in reverse order of seniority.

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Certificates and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
    (x) the Distribution Date occurring in August 2008 and
    (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 46.30%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [33.50]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect any Distribution Date, if the cumulative defaulted Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
August 2007 – July 2008	[1.50]% for the first month plus an additional 1/12th of [1.75]% for each month thereafter
August 2008 – July 2009	[3.25]% for the first month plus an additional 1/12th of [1.75]% for each month thereafter
August 2009 – July 2010	[5.00]% for the first month plus an additional 1/12th of [1.25]% for each month thereafter
August 2010 – July 2011	[6.25]% for the first month plus an additional 1/12th of [0.75] % for each month thereafter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

August 2011 and thereafter	[7.00]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Group I Trigger Event:

A "***Group I Trigger Event***" is in effect on any Distribution Date if, before the Stepdown Date Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [1.50]%, or if, on or after the Stepdown Date, a Trigger Event is in effect.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-3 Certificates, second to the Class B-2 Certificates, third to the Class B-1 Certificates, fourth to the M-9 Certificates, fifth to the Class M-8 Certificates, sixth to the Class M-7 Certificates, seventh to the Class M-6 Certificates, eighth to the Class M-5 Certificates, ninth to the Class M-4 Certificates, tenth to the Class M-3 Certificates, eleventh to the Class M-2 Certificates, twelfth to the Class M-1 Certificates and thirteenth, in the case of any remaining Realized Losses on the Group I Mortgage Loans, to the Class I-A2 Certificates. Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, net of servicing and trustee fees, as follows: first, to pay monthly interest plus any previously unpaid interest to the Senior Certificates, second, to pay monthly interest to the Class M-1 Certificates, third, monthly interest to the Class M-2 Certificates, fourth, monthly interest to the Class M-3 Certificates, fifth, monthly interest to the Class M-4 Certificates, sixth, monthly interest to the Class M-5 Certificates, seventh, monthly interest to the Class M-6 certificates, eighth, monthly interest to the Class M-7 Certificates, ninth, monthly interest to the Class M-8 Certificates, tenth, monthly interest to the Class M-9 Certificates, eleventh, monthly interest to the Class B-1 Certificates, twelfth, monthly interest to the Class B-2 Certificates and thirteenth, monthly interest to the Class B-3 Certificates.

2) Principal funds, as follows: monthly principal to the Senior Certificates, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 as described under "Principal Paydown", then monthly principal to the Class M-6 as described under "Principal Paydown", then monthly principal to the Class M-7 as described under "Principal Paydown", then monthly principal to the Class M-8 as described under "Principal Paydown", then monthly principal to the Class M-9 as described under "Principal Paydown", then monthly principal to the Class B-1 as described under "Principal Paydown"

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

, then monthly principal to the Class B-2 as described under "Principal Paydown", and then monthly principal to the Class B-3 as described under "Principal Paydown.

3) Excess Cashflow as follows: as principal to the Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates and then any unpaid applied Realized Loss amount to the Class B-3 Certificates..
4) From the proceeds of the Yield Maintenance Agreement, to pay any Net WAC Rate Carryover Amount *pro rata* based on the aggregate principal balance of the Certificates.
5) To the extent available, any remaining Excess Cashflow to pay any remaining Net WAC Rate Carryover Amount, first pro rata to the Senior Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates and then to the Class B-3 Certificates.
6) Any remaining Excess Cashflow to the holders of certain non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed on a *pro rata* basis to the Class I-A1 and Class I-A2 Certificates until the aggregate principal balance thereof has been reduced to zero, *with the exception that,* if a Group I Trigger Event is in effect, principal allocated to the Group I Certificates will be distributed sequentially to the Class I-A1 and Class I-A2 Certificates, in that order, until the aggregate principal balance thereof has been reduced to zero.

Principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates, in that order, until the aggregate principal

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates, 11) Class B-2 Certificates and 12) Class B-3 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates such that the Senior Certificates will have at least 46.30% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 38.30% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 30.90% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 26.40% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 22.40% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 19.00% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 15.70% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 12.80% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 10.20% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 8.10% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.80% credit enhancement, twelfth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 2.60% credit enhancement and thirteenth to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 1.00% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Breakeven Losses

Class	M-1	M-2	M-3
Rating (S/M/F/D)	AA+/Aa1/AA+/AA (high)	AA/Aa2/AA+/AA	AA/Aa3/AA/AA
Loss Severity	30%	30%	30%
Default	46.91	35.35	29.63
Collateral Loss	21.59%	18.60%	16.76%
Loss Severity	40%	40%	40%
Default	30.41	24.00	20.58
Collateral Loss	22.70%	19.53%	17.58%
Loss Severity	50%	50%	50%
Default	22.54	18.18	15.78
Collateral Loss	23.40%	20.12%	18.12%

Class	M-4	M-5	M-6
Rating (S/M/F/D)	AA-/A1/AA-/AA (low)	A+/A2/A/A (high)	A/A3/A-/A
Loss Severity	30%	30%	30%
Default	25.15	21.74	18.67
Collateral Loss	15.11%	13.70%	12.31%
Loss Severity	40%	40%	40%
Default	17.79	15.59	13.55
Collateral Loss	15.84%	14.36%	12.89%
Loss Severity	50%	50%	50%
Default	13.77	12.15	10.64
Collateral Loss	16.32%	14.78%	13.27%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class II-A1 To Call

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	1.25	1.11	1.00	0.89	0.80
MDUR (yr)	1.20	1.07	0.97	0.86	0.78
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	16

Class II-A1 To Maturity

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	1.25	1.11	1.00	0.89	0.80
MDUR (yr)	1.20	1.07	0.97	0.86	0.78
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	16

Class II-A2 To Call

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	4.25	3.55	3.00	2.36	1.99
MDUR (yr)	3.83	3.25	2.78	2.22	1.89
First Prin Pay	24	21	19	17	16
Last Prin Pay	105	86	73	60	34

Class II-A2 To Maturity

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	4.29	3.58	3.02	2.38	1.99
MDUR (yr)	3.86	3.27	2.80	2.24	1.89
First Prin Pay	24	21	19	17	16
Last Prin Pay	124	102	86	70	34

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class II-A3 To Call

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	8.78	7.20	6.11	5.03	2.93
MDUR (yr)	7.40	6.23	5.39	4.52	2.73
First Prin Pay	105	86	73	60	34
Last Prin Pay	105	86	73	60	36

Class II-A3 To Maturity

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	13.26	10.89	9.16	7.48	2.93
MDUR (yr)	10.29	8.80	7.63	6.42	2.73
First Prin Pay	124	102	86	70	34
Last Prin Pay	221	182	153	125	36

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-1 To Call

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.02	5.04	4.56	4.55	4.05
MDUR (yr)	5.25	4.48	4.11	4.11	3.69
First Prin Pay	39	39	43	49	36
Last Prin Pay	105	86	73	60	51

Class M-1 To Maturity

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.60	5.52	4.96	4.87	5.82
MDUR (yr)	5.63	4.83	4.40	4.36	5.11
First Prin Pay	39	39	43	49	36
Last Prin Pay	193	158	133	108	103

Class M-2 To Call

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.02	5.03	4.48	4.23	4.28
MDUR (yr)	5.24	4.47	4.04	3.84	3.89
First Prin Pay	39	38	41	45	51
Last Prin Pay	105	86	73	60	51

Class M-2 To Maturity

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.58	5.49	4.87	4.54	4.85
MDUR (yr)	5.61	4.80	4.32	4.08	4.35
First Prin Pay	39	38	41	45	51
Last Prin Pay	185	152	128	104	87

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-3 To Call

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.02	5.02	4.44	4.08	4.13
MDUR (yr)	5.24	4.46	4.00	3.71	3.76
First Prin Pay	39	38	40	43	47
Last Prin Pay	105	86	73	60	51

Class M-3 To Maturity

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.56	5.47	4.81	4.38	4.37
MDUR (yr)	5.60	4.78	4.28	3.94	3.95
First Prin Pay	39	38	40	43	47
Last Prin Pay	177	145	122	99	83

Class M-4 To Call

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.02	5.02	4.42	4.01	3.93
MDUR (yr)	5.21	4.44	3.97	3.64	3.58
First Prin Pay	39	38	39	41	44
Last Prin Pay	105	86	73	60	51

Class M-4 To Maturity

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.54	5.45	4.78	4.29	4.16
MDUR (yr)	5.56	4.75	4.23	3.86	3.77
First Prin Pay	39	38	39	41	44
Last Prin Pay	171	140	118	96	80

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-5 To Call

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.02	5.01	4.40	3.95	3.81
MDUR (yr)	5.21	4.43	3.95	3.59	3.47
First Prin Pay	39	37	39	40	43
Last Prin Pay	105	86	73	60	51

Class M-5 To Maturity

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.52	5.43	4.74	4.23	4.03
MDUR (yr)	5.54	4.73	4.20	3.80	3.65
First Prin Pay	39	37	39	40	43
Last Prin Pay	165	135	113	92	77

Class M-6 To Call

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.02	5.01	4.39	3.91	3.71
MDUR (yr)	5.20	4.42	3.93	3.55	3.39
First Prin Pay	39	37	38	40	41
Last Prin Pay	105	86	73	60	51

Class M-6 To Maturity

	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.49	5.40	4.71	4.17	3.92
MDUR (yr)	5.51	4.70	4.17	3.75	3.55
First Prin Pay	39	37	38	40	41
Last Prin Pay	158	130	109	89	74

Yield Maintenance Agreement Schedule

Period	Effective Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	710,612,000	4.27709	10.50000
2	706,741,197	5.79477	10.50000
3	701,671,923	5.98793	10.50000
4	695,743,291	5.79477	10.50000
5	689,030,736	5.98793	10.50000
6	681,165,924	5.79477	10.50000
7	672,159,779	5.79477	10.50000
8	662,392,345	6.41564	10.50000
9	651,886,402	5.79477	10.50000
10	640,667,543	5.98793	10.50000
11	628,764,096	5.79477	10.50000
12	616,207,022	5.98792	10.50000
13	603,029,809	5.79477	10.50000
14	589,268,329	5.79476	10.50000
15	574,960,699	5.98792	10.50000
16	560,147,110	5.79476	10.50000
17	544,869,650	5.98792	10.50000
18	529,172,110	5.79476	10.50000
19	513,099,774	5.79476	10.50000
20	496,699,204	6.41563	10.50000
21	480,018,009	5.80409	10.50000
22	463,109,585	7.95626	10.50000
23	446,677,058	7.76361	10.50000
24	430,826,927	8.02253	10.50000
25	415,538,573	7.76386	10.50000
26	400,792,101	7.76399	10.50000
27	386,568,324	8.03206	10.50000
28	372,848,733	8.82461	10.50000
29	359,636,377	9.14188	10.50000
30	346,891,710	8.84702	10.50000
31	334,598,192	8.84705	10.50000
32	322,739,867	9.45723	10.50000
33	311,301,340	8.85596	10.50000
34	300,267,764	10.38947	10.50000
35	289,633,777	10.07674	10.50000
36	279,375,993	10.41267	10.50000
37	269,481,112	10.07682	10.50000
38	259,936,306	10.07687	10.50000
39	250,729,201	10.42196	10.50000
40 and thereafter	0	0	0

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Effective Net WAC Rate Schedule

Period	Net WAC Rate [1,2,3]	Period	Net WAC Rate [1,2,3]
1	10.50	38	10.50
2	10.50	39	10.50
3	10.50	40	11.28
4	10.50	41	11.68
5	10.50	42	11.31
6	10.50	43	11.31
7	10.50	44	12.52
8	10.50	45	11.31
9	10.50	46	12.27
10	10.50	47	11.88
11	10.50	48	12.28
12	10.50	49	11.88
13	10.50	50	11.88
14	10.50	51	12.28
15	10.50	52	12.03
16	10.50	53	12.43
17	10.50	54	12.03
18	10.50	55	12.03
19	10.50	56	13.31
20	10.50	57	12.03
21	10.50	58	12.53
22	10.50	59	12.12
23	10.50	60	12.53
24	10.50	61	12.12
25	10.50	62	12.12
26	10.50	63	12.53
27	10.50	64	12.12
28	10.50	65	12.53
29	10.50	66	12.12
30	10.50	67	12.12
31	10.50	68	13.42
32	10.50	69	12.12
33	10.50	70	12.53
34	10.50	71	12.12
35	10.50	72	12.53
36	10.50	73	12.12
37	10.50		

(1) One Month and Six Month LIBOR is increased to 20% on the first Distribution Date.
(2) Includes proceeds from the Yield Maintenance Agreement.
(3) Adjusted to actual/360.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Excess Spread

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)
1	3.190	3.540	1.065	1.065	39	4.365	4.415	4.802	4.422
2	3.281	3.590	2.281	2.191	40	4.367	4.422	4.820	4.433
3	3.412	3.674	2.392	2.179	41	4.370	4.430	4.956	4.606
4	3.545	3.752	2.277	1.926	42	4.375	4.440	4.838	4.445
5	3.681	3.817	2.388	1.917	43	4.382	4.453	4.846	4.446
6	3.778	3.863	2.272	1.691	44	4.390	4.468	5.230	4.941
7	3.678	3.897	2.270	1.787	45	4.401	4.484	4.862	4.445
8	3.778	3.952	2.612	2.079	46	4.415	4.499	5.000	4.754
9	3.874	3.996	2.263	1.587	47	4.432	4.514	4.880	4.580
10	3.931	4.028	2.371	1.664	48	4.452	4.528	5.009	4.730
11	3.952	4.056	2.254	1.503	49	4.469	4.540	4.889	4.553
12	3.976	4.086	2.362	1.613	50	4.481	4.551	4.893	4.546
13	4.006	4.116	2.244	1.442	51	4.492	4.562	5.022	4.708
14	4.037	4.144	2.238	1.407	52	4.503	4.572	4.903	4.607
15	4.064	4.174	2.344	1.514	53	4.514	4.582	5.032	4.771
16	4.096	4.203	2.225	1.339	54	4.525	4.592	4.913	4.599
17	4.127	4.225	2.330	1.442	55	4.534	4.601	4.918	4.597
18	4.151	4.225	2.209	1.273	56	4.544	4.610	5.294	5.096
19	4.176	4.212	2.200	1.242	57	4.553	4.619	4.930	4.592
20	4.209	4.212	2.539	1.633	58	4.562	4.629	5.059	4.813
21	4.236	4.210	2.191	1.180	59	4.570	4.640	4.942	4.647
22	4.227	4.210	4.214	3.213	60	4.577	4.651	5.071	4.815
23	4.125	4.215	4.137	3.216	61	4.587	4.663	4.956	4.646
24	4.079	4.242	4.251	3.407	62	4.599	4.675	4.963	4.643
25	4.172	4.280	4.116	3.147	63	4.612	4.687	5.092	4.807
26	4.202	4.306	4.104	3.105	64	4.624	4.699	4.978	4.705
27	4.231	4.329	4.222	3.233	65	4.636	4.711	5.107	4.872
28	4.258	4.350	4.549	4.024	66	4.648	4.722	4.994	4.703
29	4.283	4.368	4.664	4.159	67	4.659	4.734	5.002	4.703
30	4.305	4.382	4.525	3.961	68	4.670	4.745	5.373	5.206
31	4.325	4.393	4.511	3.928	69	4.682	4.755	5.020	4.703
32	4.341	4.400	4.752	4.229	70	4.693	4.766	5.150	4.937
33	4.354	4.404	4.482	3.870	71	4.703	4.776	5.040	4.773
34	4.362	4.406	4.747	4.365	72	4.714	4.786	5.169	4.943
35	4.367	4.406	4.602	4.179	73	4.724	4.796	5.061	4.778
36	4.367	4.407	4.716	4.332					
37	4.365	4.408	4.569	4.149					
38	4.365	4.411	4.648	4.228					

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 100% ARM PPC to the Clean-up Call Date (30/360 basis).

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, and servicing fees), less total interest on the Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 3.19% and 6mLIBOR stays at 3.54%.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Mortgage Loan Statistics
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$714,183,342	$54,900	$960,000
Average Scheduled Principal Balance	$290,318		
Number of Mortgage Loans	2,460		
Weighted Average Gross Coupon	6.498%	4.990%	9.700%
Weighted Average FICO Score	659	559	797
Weighted Average Combined Original LTV	82.42%	16.24%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	357 months	351 months	358 months
Weighted Average Seasoning	3 months	2 months	9 months
Weighted Average Gross Margin	5.717%	1.000%	7.000%
Weighted Average Minimum Interest Rate	6.498%	4.990%	9.700%
Weighted Average Maximum Interest Rate	13.041%	11.250%	16.700%
Weighted Average Initial Rate Cap	2.186%	1.500%	3.000%
Weighted Average Subsequent Rate Cap	1.271%	1.000%	1.500%
Weighted Average Months to Roll	22 months	15 months	34 months
Maturity Date		Oct 1 2034	May 1 2035
Maximum Zip Code Concentration	0.86%	94565	

ARM	100.00%	Cash Out Refinance	36.22%
		Purchase	57.78%
2/28 6 MO LIBOR IO	89.88%	Rate/Term Refinance	6.00%
3/27 6 MO LIBOR IO	10.12%		
		Condominium	8.80%
Interest Only	100.00%	Planned Unit Development	14.51%
		Single Family	72.29%
Prepay Penalty: 0 months	14.45%	Two-to-Four Family	4.39%
Prepay Penalty: 12 months	4.62%		
Prepay Penalty: 24 months	74.15%	Primary	99.39%
Prepay Penalty: 36 months	6.78%	Second Home	0.61%
First Lien	100.00%	Top 5 States:	
		California	63.66%
Alternative Documentation	2.77%	Arizona	5.15%
Full Documentation	45.99%	Florida	5.06%
Limited Documentation	2.68%	Nevada	2.77%
Stated Documentation	48.55%	Illinois	2.68%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	101	8,522,402.97	1.19%	6.934	357	79.16	636
100,000.01 - 150,000.00	316	40,407,160.66	5.66%	6.756	357	81.69	642
150,000.01 - 200,000.00	384	67,154,080.58	9.40%	6.619	357	80.85	650
200,000.01 - 250,000.00	300	67,596,237.13	9.46%	6.550	357	80.24	657
250,000.01 - 300,000.00	321	88,190,728.81	12.35%	6.486	357	82.04	654
300,000.01 - 350,000.00	275	89,516,449.40	12.53%	6.472	357	82.93	660
350,000.01 - 400,000.00	224	84,204,866.63	11.79%	6.404	357	82.09	661
400,000.01 - 450,000.00	194	82,206,674.04	11.51%	6.426	357	82.94	666
450,000.01 - 500,000.00	140	66,617,118.24	9.33%	6.431	357	83.41	668
500,000.01 - 550,000.00	86	45,270,011.93	6.34%	6.431	357	84.49	670
550,000.01 - 600,000.00	61	35,154,763.68	4.92%	6.393	357	82.45	679
600,000.01 - 650,000.00	27	16,972,339.78	2.38%	6.673	357	87.36	648
650,000.01 - 700,000.00	11	7,458,463.67	1.04%	6.699	357	84.98	637
700,000.01 - 750,000.00	19	13,952,044.42	1.95%	6.373	357	85.42	658
950,000.01 - 1,000,000.00	1	960,000.00	0.13%	6.250	357	56.47	620
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	19	5,814,270.90	0.81%	4.990	357	71.28	682
5.000 - 5.499	96	29,802,234.40	4.17%	5.302	357	78.63	673
5.500 - 5.999	501	158,315,903.38	22.17%	5.811	357	80.56	670
6.000 - 6.499	577	174,601,651.20	24.45%	6.266	357	81.31	661
6.500 - 6.999	705	205,254,951.71	28.74%	6.739	357	83.20	657
7.000 - 7.499	305	76,823,494.24	10.76%	7.244	357	85.09	648
7.500 - 7.999	193	48,562,947.96	6.80%	7.679	357	85.92	646
8.000 - 8.499	40	8,928,296.15	1.25%	8.214	357	90.15	635
8.500 - 8.999	17	4,697,470.05	0.66%	8.694	357	91.25	633
9.000 - 9.499	6	1,308,024.00	0.18%	9.164	357	95.00	616
9.500 - 9.999	1	74,097.95	0.01%	9.700	356	95.00	589
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	1	145,800.00	0.02%	6.750	356	89.45	559
575-599	164	37,833,618.03	5.30%	6.883	357	81.90	589
600-624	470	126,754,602.36	17.75%	6.667	357	82.95	614
625-649	581	162,865,364.86	22.80%	6.551	357	82.65	637
650-674	532	158,499,504.51	22.19%	6.466	357	82.30	662
675-699	341	103,873,597.25	14.54%	6.342	357	81.72	686
700+	371	124,210,854.93	17.39%	6.309	357	82.45	730
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	17	3,443,254.05	0.48%	6.122	357	40.19	653
50.00- 54.99	19	4,742,341.38	0.66%	5.821	357	53.11	670
55.00- 59.99	17	4,890,527.58	0.68%	6.150	357	57.55	630
60.00- 64.99	25	8,211,193.72	1.15%	5.891	357	62.89	645
65.00- 69.99	31	8,245,684.97	1.15%	6.261	357	68.12	647
70.00- 74.99	58	14,336,899.77	2.01%	6.093	357	72.04	649
75.00- 79.99	131	37,865,106.03	5.30%	6.454	357	77.41	647
80.00	1,363	372,973,231.05	52.22%	6.355	357	80.00	666
80.01- 84.99	73	24,350,396.34	3.41%	6.496	357	83.69	640
85.00- 89.99	193	61,890,914.86	8.67%	6.575	357	86.59	649
90.00- 94.99	373	120,720,291.26	16.90%	6.828	357	90.49	654
95.00- 99.99	160	52,513,500.93	7.35%	7.055	357	95.00	660
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	2,460	714,183,341.94	100.00%	6.498	357	82.42	659
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	2,460	714,183,341.94	100.00%	6.498	357	82.42	659
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	55	14,974,820.46	2.10%	6.420	357	85.69	665
20.01 -25.00	78	20,720,448.29	2.90%	6.573	357	81.43	668
25.01 -30.00	160	43,300,707.01	6.06%	6.480	357	82.64	656
30.01 -35.00	336	92,596,052.80	12.97%	6.486	357	82.63	667
35.01 -40.00	536	160,814,971.62	22.52%	6.501	357	83.01	661
40.01 -45.00	643	199,812,696.43	27.98%	6.511	357	82.30	659
45.01 -50.00	637	177,604,905.78	24.87%	6.498	357	81.75	654
50.01 -55.00	15	4,358,739.55	0.61%	6.137	357	79.74	657
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,460	714,183,341.94	100.00%	6.498	357	82.42	659
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	2,169	641,884,239.35	89.88%	6.523	357	82.51	659
3/27 6 MO LIBOR IO	291	72,299,102.59	10.12%	6.271	357	81.55	662
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	2,460	714,183,341.94	100.00%	6.498	357	82.42	659
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	347	103,207,775.04	14.45%	6.880	357	82.81	665
Prepay Penalty: 12 months	107	32,994,545.07	4.62%	6.903	357	83.35	656
Prepay Penalty: 24 months	1,811	529,586,945.77	74.15%	6.434	357	82.36	658
Prepay Penalty: 36 months	195	48,394,076.06	6.78%	6.106	357	81.58	660
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,460	714,183,341.94	100.00%	6.498	357	82.42	659
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	53	19,806,888.44	2.77%	6.341	357	83.94	667
Full Documentation	1,294	328,488,075.01	45.99%	6.325	357	82.38	646
Limited Documentation	66	19,175,474.94	2.68%	6.337	357	82.81	652
Stated Documentation	1,047	346,712,903.55	48.55%	6.680	357	82.34	672
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	842	258,664,532.22	36.22%	6.549	357	82.94	650
Purchase	1,447	412,688,045.63	57.78%	6.464	357	82.07	667
Rate/Term Refinance	171	42,830,764.09	6.00%	6.517	357	82.55	646
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	261	62,855,658.04	8.80%	6.502	357	82.55	671
Planned Unit Development	377	103,649,186.05	14.51%	6.577	357	83.49	650
Single Family	1,730	516,317,582.27	72.29%	6.475	357	82.22	659
Two-to-Four Family	92	31,360,915.58	4.39%	6.599	357	81.92	673
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	2,443	709,844,221.94	99.39%	6.493	357	82.41	659
Second Home	17	4,339,120.00	0.61%	7.317	357	84.28	670
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	4	954,379.99	0.13%	7.398	357	85.76	635
Alaska	1	73,940.58	0.01%	6.350	357	74.75	637
Arizona	188	36,784,695.86	5.15%	6.818	357	82.45	639
Arkansas	2	460,959.99	0.06%	6.676	358	90.01	600
California	1,272	454,631,434.42	63.66%	6.365	357	82.18	664
Colorado	98	18,022,753.11	2.52%	6.623	357	82.74	643
Connecticut	4	1,430,749.99	0.20%	6.442	357	81.11	648
Delaware	1	214,800.00	0.03%	6.100	357	80.00	790
District of Columbia	5	1,129,157.34	0.16%	6.823	357	80.10	643
Florida	179	36,171,618.23	5.06%	6.910	357	83.89	654
Georgia	29	4,209,912.72	0.59%	6.872	356	82.90	644
Hawaii	25	9,881,021.97	1.38%	6.219	357	82.22	656
Idaho	9	1,228,970.57	0.17%	7.146	358	83.81	611
Illinois	84	19,127,886.02	2.68%	7.038	357	83.53	664
Indiana	8	1,327,337.49	0.19%	7.002	356	85.75	642
Iowa	4	446,379.68	0.06%	6.540	357	79.65	644
Kentucky	3	485,399.98	0.07%	6.503	357	87.17	694
Louisiana	1	100,000.00	0.01%	6.120	357	80.00	606
Maryland	33	9,339,740.10	1.31%	6.737	357	84.57	647
Massachusetts	29	9,735,119.20	1.36%	6.506	357	83.72	661
Michigan	20	3,383,943.07	0.47%	7.359	357	85.75	626
Minnesota	34	6,715,099.70	0.94%	6.871	357	83.26	641
Mississippi	5	704,847.89	0.10%	6.181	357	81.71	633
Missouri	5	635,070.00	0.09%	6.915	357	80.54	648
Montana	3	613,210.00	0.09%	6.785	357	76.35	672
Nebraska	2	205,083.32	0.03%	7.546	356	85.70	669
Nevada	82	19,799,735.22	2.77%	6.648	357	81.49	650
New Hampshire	1	145,999.99	0.02%	5.600	357	80.00	700
New Jersey	40	12,195,528.56	1.71%	6.785	357	81.57	653
New Mexico	2	273,099.99	0.04%	6.612	358	83.99	724
New York	29	10,958,939.98	1.53%	6.274	357	80.07	682
North Carolina	7	1,198,852.00	0.17%	6.648	357	82.54	620
Ohio	21	2,723,283.57	0.38%	7.019	357	85.97	634
Oregon	23	4,282,015.09	0.60%	6.523	357	84.72	654
Pennsylvania	12	2,645,202.98	0.37%	6.846	357	83.69	646
Rhode Island	3	681,999.99	0.10%	6.825	357	83.43	639
South Carolina	5	750,751.73	0.11%	7.796	356	82.10	631
Tennessee	18	3,207,074.36	0.45%	6.809	357	83.08	646
Texas	27	5,245,766.67	0.73%	6.722	357	80.83	656
Utah	37	7,298,279.47	1.02%	6.443	357	83.19	650
Virginia	34	11,067,881.93	1.55%	6.778	357	84.34	661
Washington	63	12,692,812.48	1.78%	6.414	357	81.31	649
Wisconsin	6	797,006.93	0.11%	6.876	356	81.38	658
Wyoming	2	205,599.78	0.03%	6.278	357	77.25	643
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combine d Orig LTV	Weighted Average FICO
1.000 - 1.499	4	1,080,800.00	0.15%	7.021	357	88.90	693
2.000 - 2.499	2	779,520.00	0.11%	7.291	357	88.05	618
3.000 - 3.499	3	988,179.12	0.14%	5.992	356	80.00	680
3.500 - 3.999	3	952,778.60	0.13%	6.340	357	80.20	637
4.500 - 4.999	11	2,423,531.25	0.34%	7.117	357	83.13	678
5.000 - 5.499	201	52,298,278.51	7.32%	6.361	357	80.96	669
5.500 - 5.999	1,827	514,539,080.90	72.05%	6.443	357	81.39	664
6.000 - 6.499	381	132,146,795.56	18.50%	6.685	357	86.27	642
6.500 - 6.999	25	8,006,028.00	1.12%	7.463	357	91.64	611
7.000 - 7.499	3	968,350.00	0.14%	7.527	357	93.26	595
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combine d Orig LTV	Weighted Average FICO
4.500 - 4.999	19	5,814,270.90	0.81%	4.990	357	71.28	682
5.000 - 5.499	96	29,802,234.40	4.17%	5.302	357	78.63	673
5.500 - 5.999	501	158,315,903.38	22.17%	5.811	357	80.56	670
6.000 - 6.499	577	174,601,651.20	24.45%	6.266	357	81.31	661
6.500 - 6.999	705	205,254,951.71	28.74%	6.739	357	83.20	657
7.000 - 7.499	305	76,823,494.24	10.76%	7.244	357	85.09	648
7.500 - 7.999	193	48,562,947.96	6.80%	7.679	357	85.92	646
8.000 - 8.499	40	8,928,296.15	1.25%	8.214	357	90.15	635
8.500 - 8.999	17	4,697,470.05	0.66%	8.694	357	91.25	633
9.000 - 9.499	6	1,308,024.00	0.18%	9.164	357	95.00	616
9.500 - 9.999	1	74,097.95	0.01%	9.700	356	95.00	589
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	35	11,966,815.00	1.68%	5.354	357	80.47	679
11.500 -11.999	208	70,640,686.61	9.89%	5.762	357	81.06	674
12.000 -12.499	330	107,703,630.27	15.08%	6.124	357	81.43	660
12.500 -12.999	627	192,925,620.36	27.01%	6.287	357	81.83	659
13.000 -13.499	455	122,474,870.54	17.15%	6.553	357	81.53	657
13.500 -13.999	464	123,689,677.02	17.32%	6.873	357	83.09	657
14.000 -14.499	172	41,806,314.03	5.85%	7.293	357	86.27	652
14.500 -14.999	123	32,029,860.96	4.48%	7.704	357	86.01	653
15.000 -15.499	29	6,687,121.15	0.94%	8.284	356	90.22	641
15.500 -15.999	13	3,359,699.05	0.47%	8.656	356	89.76	633
16.000 -16.499	3	824,949.00	0.12%	9.142	356	95.00	612
16.500 -16.999	1	74,097.95	0.01%	9.700	356	95.00	589
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,409	387,528,383.46	54.26%	6.474	357	81.73	662
2.000	1	400,000.00	0.06%	6.600	357	86.96	651
3.000	1,050	326,254,958.48	45.68%	6.526	357	83.23	656
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,051	326,654,958.48	45.74%	6.526	357	83.23	656
1.500	1,409	387,528,383.46	54.26%	6.474	357	81.73	662
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	1	131,200.00	0.02%	6.100	351	80.00	652
11/01/06	1	140,357.72	0.02%	7.100	352	90.00	640
12/01/06	3	836,250.00	0.12%	7.259	353	91.45	670
01/01/07	7	2,273,571.74	0.32%	6.432	354	78.74	673
02/01/07	68	17,260,968.76	2.42%	6.697	355	82.93	636
03/01/07	328	94,492,591.23	13.23%	6.579	356	83.36	654
04/01/07	1,136	334,712,630.71	46.87%	6.493	357	81.90	662
05/01/07	625	192,036,669.19	26.89%	6.531	358	83.14	658
10/01/07	1	179,799.38	0.03%	7.400	351	83.72	668
03/01/08	6	1,351,241.80	0.19%	7.367	356	92.32	639
04/01/08	283	70,580,061.41	9.88%	6.249	357	81.37	662
05/01/08	1	188,000.00	0.03%	5.550	358	69.63	634
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Originator	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
FINANCE AMERICA	1,051	326,654,958.48	45.74%	6.526	357	83.23	656
NEW CENTURY	1,409	387,528,383.46	54.26%	6.474	357	81.73	662
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

Interest Only Term	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
24	695	203,550,395.24	28.50%	6.480	357	81.30	664
36	51	12,098,679.67	1.69%	6.204	357	81.32	652
60	1,714	498,534,267.03	69.80%	6.512	357	82.90	657
Total	**2,460**	**714,183,341.94**	**100.00%**	**6.498**	**357**	**82.42**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group I Mortgage Loan Statistics
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$384,992,331	$54,900	$536,000
Average Scheduled Principal Balance	$218,995		
Number of Mortgage Loans	1,758		
Weighted Average Gross Coupon	6.553%	4.990%	9.700%
Weighted Average FICO Score	654	559	790
Weighted Average Combined Original LTV	81.70%	16.24%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	357 months	351 months	358 months
Weighted Average Seasoning	3 months	2 months	9 months
Weighted Average Gross Margin	5.676%	1.000%	7.000%
Weighted Average Minimum Interest Rate	6.553%	4.990%	9.700%
Weighted Average Maximum Interest Rate	13.170%	11.250%	16.700%
Weighted Average Initial Rate Cap	2.074%	1.500%	3.000%
Weighted Average Subsequent Rate Cap	1.309%	1.000%	1.500%
Weighted Average Months to Roll	23 months	15 months	34 months
Maturity Date		Oct 1 2034	May 1 2035
Maximum Zip Code Concentration	0.69%	94565	

ARM	100.00%	Cash Out Refinance	34.83%
		Purchase	58.31%
2/28 6 MO LIBOR IO	87.18%	Rate/Term Refinance	6.86%
3/27 6 MO LIBOR IO	12.82%		
		Condominium	12.09%
Interest Only	100.00%	Planned Unit Development	15.36%
		Single Family	66.34%
Prepay Penalty: 0 months	14.59%	Two-to-Four Family	6.20%
Prepay Penalty: 12 months	4.06%		
Prepay Penalty: 24 months	72.71%	Primary	99.27%
Prepay Penalty: 36 months	8.64%	Second Home	0.73%
First Lien	100.00%	Top 5 States:	
		California	48.99%
Alternative Documentation	1.81%	Florida	7.80%
Full Documentation	54.88%	Arizona	7.53%
Limited Documentation	3.09%	Illinois	4.20%
Stated Documentation	40.22%	Colorado	4.06%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	101	8,522,402.97	2.21%	6.934	357	79.16	636
100,000.01 - 150,000.00	316	40,407,160.66	10.50%	6.756	357	81.69	642
150,000.01 - 200,000.00	384	67,154,080.58	17.44%	6.619	357	80.85	650
200,000.01 - 250,000.00	300	67,596,237.13	17.56%	6.550	357	80.24	657
250,000.01 - 300,000.00	321	88,190,728.81	22.91%	6.486	357	82.04	654
300,000.01 - 350,000.00	275	89,516,449.40	23.25%	6.472	357	82.93	660
350,000.01 - 400,000.00	44	15,861,555.99	4.12%	6.364	357	82.87	662
400,000.01 - 450,000.00	8	3,446,165.49	0.90%	6.543	357	83.99	668
450,000.01 - 500,000.00	7	3,249,000.00	0.84%	6.599	357	85.00	688
500,000.01 - 550,000.00	2	1,048,550.00	0.27%	6.855	356	82.44	645
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	14	3,811,308.90	0.99%	4.990	357	69.76	655
5.000 - 5.499	69	16,588,346.63	4.31%	5.304	357	78.34	663
5.500 - 5.999	323	76,585,196.11	19.89%	5.799	357	79.22	665
6.000 - 6.499	395	88,870,401.21	23.08%	6.262	357	80.49	658
6.500 - 6.999	501	109,269,191.85	28.38%	6.746	357	82.18	653
7.000 - 7.499	247	48,474,277.22	12.59%	7.248	357	84.29	645
7.500 - 7.999	155	30,736,810.96	7.98%	7.700	357	85.82	638
8.000 - 8.499	35	6,756,005.15	1.75%	8.240	357	89.83	629
8.500 - 8.999	13	2,884,770.05	0.75%	8.684	357	90.78	633
9.000 - 9.499	5	941,925.00	0.24%	9.150	357	95.00	630
9.500 - 9.999	1	74,097.95	0.02%	9.700	356	95.00	589
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	1	145,800.00	0.04%	6.750	356	89.45	559
575-599	139	26,092,486.03	6.78%	6.916	357	81.83	590
600-624	368	78,030,438.76	20.27%	6.758	357	81.99	615
625-649	426	90,485,835.78	23.50%	6.566	357	81.74	637
650-674	372	83,660,569.36	21.73%	6.470	357	81.40	662
675-699	229	52,612,294.19	13.67%	6.393	357	81.10	686
700+	223	53,964,906.91	14.02%	6.344	357	82.19	729
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	16	3,083,254.05	0.80%	6.165	357	39.62	648
50.00- 54.99	16	3,487,341.38	0.91%	5.839	357	53.23	668
55.00- 59.99	15	3,470,527.58	0.90%	6.079	357	58.04	636
60.00- 64.99	17	4,241,193.73	1.10%	6.019	357	63.16	649
65.00- 69.99	23	4,545,884.99	1.18%	6.365	357	67.96	649
70.00- 74.99	47	9,633,280.64	2.50%	6.117	357	71.94	644
75.00- 79.99	93	19,548,780.27	5.08%	6.494	357	77.49	646
80.00	1,011	213,959,162.74	55.57%	6.399	357	80.00	658
80.01- 84.99	49	11,372,271.35	2.95%	6.561	357	83.54	636
85.00- 89.99	128	29,275,965.17	7.60%	6.743	357	86.37	645
90.00- 94.99	238	57,094,069.16	14.83%	6.984	357	90.44	654
95.00- 99.99	105	25,280,599.97	6.57%	7.205	357	95.00	656
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	1,758	384,992,331.03	100.00%	6.553	357	81.70	654
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	1,758	384,992,331.03	100.00%	6.553	357	81.70	654
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	43	9,314,087.66	2.42%	6.394	357	83.42	662
20.01 -25.00	64	13,665,121.54	3.55%	6.682	357	81.68	661
25.01 -30.00	118	23,920,402.49	6.21%	6.541	357	81.63	652
30.01 -35.00	248	50,670,488.20	13.16%	6.509	357	82.22	657
35.01 -40.00	360	77,799,947.66	20.21%	6.616	357	82.19	658
40.01 -45.00	427	98,689,733.58	25.63%	6.558	357	81.44	654
45.01 -50.00	487	108,624,730.56	28.21%	6.532	357	81.31	649
50.01 -55.00	11	2,307,819.34	0.60%	6.130	357	77.33	655
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,758	384,992,331.03	100.00%	6.553	357	81.70	654
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	1,517	335,648,680.97	87.18%	6.588	357	81.68	654
3/27 6 MO LIBOR IO	241	49,343,650.06	12.82%	6.316	357	81.82	659
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,758	384,992,331.03	100.00%	6.553	357	81.70	654
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	251	56,169,749.93	14.59%	6.942	357	82.78	658
Prepay Penalty: 12 months	71	15,640,494.08	4.06%	6.865	357	82.58	655
Prepay Penalty: 24 months	1,274	279,921,949.94	72.71%	6.501	357	81.43	653
Prepay Penalty: 36 months	162	33,260,137.08	8.64%	6.184	357	81.75	660
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,758	384,992,331.03	100.00%	6.553	357	81.70	654
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	26	6,977,527.44	1.81%	6.444	357	82.10	674
Full Documentation	1,039	211,276,221.63	54.88%	6.401	357	81.87	644
Limited Documentation	51	11,884,199.87	3.09%	6.425	357	82.02	649
Stated Documentation	642	154,854,382.09	40.22%	6.775	357	81.43	667
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	583	134,086,916.39	34.83%	6.607	357	81.83	648
Purchase	1,039	224,492,938.55	58.31%	6.518	357	81.58	659
Rate/Term Refinance	136	26,412,476.09	6.86%	6.577	357	82.06	646
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	224	46,564,276.59	12.09%	6.482	357	81.78	666
Planned Unit Development	281	59,134,968.19	15.36%	6.689	357	82.79	644
Single Family	1,175	255,410,700.65	66.34%	6.529	357	81.48	653
Two-to-Four Family	78	23,882,385.60	6.20%	6.610	357	81.18	668
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	1,744	382,171,861.03	99.27%	6.547	357	81.68	654
Second Home	14	2,820,470.00	0.73%	7.400	357	84.21	664
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	3	593,129.99	0.15%	7.763	356	86.22	643
Alaska	1	73,940.58	0.02%	6.350	357	74.75	637
Arizona	171	28,979,750.86	7.53%	6.811	357	82.54	635
Arkansas	2	460,959.99	0.12%	6.676	358	90.01	600
California	702	188,620,351.42	48.99%	6.341	357	80.51	661
Colorado	93	15,643,304.19	4.06%	6.621	357	82.72	638
Connecticut	2	399,250.00	0.10%	6.913	357	90.10	628
Delaware	1	214,800.00	0.06%	6.100	357	80.00	790
District of Columbia	5	1,129,157.34	0.29%	6.823	357	80.10	643
Florida	165	30,016,356.88	7.80%	6.868	357	83.26	652
Georgia	29	4,209,912.72	1.09%	6.872	356	82.90	644
Hawaii	20	6,560,221.99	1.70%	6.250	357	81.92	659
Idaho	9	1,228,970.57	0.32%	7.146	358	83.81	611
Illinois	78	16,172,393.27	4.20%	7.067	357	83.40	666
Indiana	8	1,327,337.49	0.34%	7.002	356	85.75	642
Iowa	4	446,379.68	0.12%	6.540	357	79.65	644
Kentucky	3	485,399.98	0.13%	6.503	357	87.17	694
Louisiana	1	100,000.00	0.03%	6.120	357	80.00	606
Maryland	27	6,675,521.10	1.73%	6.806	357	84.21	646
Massachusetts	21	5,362,159.65	1.39%	6.236	357	80.83	653
Michigan	19	2,849,943.07	0.74%	7.244	357	84.04	632
Minnesota	31	5,173,099.71	1.34%	6.897	357	82.95	651
Mississippi	5	704,847.89	0.18%	6.181	357	81.71	633
Missouri	5	635,070.00	0.16%	6.915	357	80.54	648
Montana	2	213,210.00	0.06%	6.400	356	90.00	672
Nebraska	2	205,083.32	0.05%	7.546	356	85.70	669
Nevada	72	15,175,135.23	3.94%	6.734	357	82.58	647
New Hampshire	1	145,999.99	0.04%	5.600	357	80.00	700
New Jersey	31	7,442,128.56	1.93%	7.038	357	84.05	656
New Mexico	2	273,099.99	0.07%	6.612	358	83.99	724
New York	15	4,782,249.99	1.24%	6.483	357	80.57	657
North Carolina	7	1,198,852.00	0.31%	6.648	357	82.54	620
Ohio	21	2,723,283.57	0.71%	7.019	357	85.97	634
Oregon	22	3,636,015.09	0.94%	6.576	357	82.89	652
Pennsylvania	11	2,245,202.98	0.58%	6.703	357	85.03	652
Rhode Island	3	681,999.99	0.18%	6.825	357	83.43	639
South Carolina	5	750,751.73	0.20%	7.796	356	82.10	631
Tennessee	16	2,363,890.36	0.61%	6.834	357	83.22	651
Texas	24	4,123,366.67	1.07%	6.558	357	81.05	649
Utah	33	5,091,879.47	1.32%	6.514	357	83.85	637
Virginia	21	4,887,004.39	1.27%	6.488	357	81.77	654
Washington	57	9,988,312.62	2.59%	6.441	357	81.38	650
Wisconsin	6	797,006.93	0.21%	6.876	356	81.38	658
Wyoming	2	205,599.78	0.05%	6.278	357	77.25	643
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000 - 1.499	3	655,200.00	0.17%	7.326	357	84.95	680
2.000 - 2.499	1	129,520.00	0.03%	7.495	357	80.00	583
3.000 - 3.499	2	492,979.12	0.13%	6.234	356	80.00	688
3.500 - 3.999	1	93,580.00	0.02%	5.650	357	80.00	655
4.500 - 4.999	10	1,943,531.25	0.50%	7.294	357	83.90	680
5.000 - 5.499	163	34,463,090.96	8.95%	6.461	357	80.75	664
5.500 - 5.999	1,345	295,451,326.22	76.74%	6.500	357	81.17	656
6.000 - 6.499	216	48,071,314.48	12.49%	6.812	357	84.80	635
6.500 - 6.999	15	3,355,189.00	0.87%	7.727	357	91.49	610
7.000 - 7.499	2	336,600.00	0.09%	7.813	357	90.00	582
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	14	3,811,308.90	0.99%	4.990	357	69.76	655
5.000 - 5.499	69	16,588,346.63	4.31%	5.304	357	78.34	663
5.500 - 5.999	323	76,585,196.11	19.89%	5.799	357	79.22	665
6.000 - 6.499	395	88,870,401.21	23.08%	6.262	357	80.49	658
6.500 - 6.999	501	109,269,191.85	28.38%	6.746	357	82.18	653
7.000 - 7.499	247	48,474,277.22	12.59%	7.248	357	84.29	645
7.500 - 7.999	155	30,736,810.96	7.98%	7.700	357	85.82	638
8.000 - 8.499	35	6,756,005.15	1.75%	8.240	357	89.83	629
8.500 - 8.999	13	2,884,770.05	0.75%	8.684	357	90.78	633
9.000 - 9.499	5	941,925.00	0.24%	9.150	357	95.00	630
9.500 - 9.999	1	74,097.95	0.02%	9.700	356	95.00	589
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	21	4,608,668.00	1.20%	5.360	358	80.34	675
11.500 -11.999	118	28,638,625.57	7.44%	5.694	357	78.43	665
12.000 -12.499	206	48,516,654.64	12.60%	6.047	357	80.22	655
12.500 -12.999	422	97,010,088.16	25.20%	6.246	357	80.65	657
13.000 -13.499	352	73,659,224.33	19.13%	6.539	357	80.89	654
13.500 -13.999	359	75,582,691.13	19.63%	6.891	357	82.44	651
14.000 -14.499	145	29,373,978.09	7.63%	7.301	357	85.73	649
14.500 -14.999	96	19,731,773.96	5.13%	7.705	357	86.31	645
15.000 -15.499	25	5,013,580.15	1.30%	8.333	356	90.30	636
15.500 -15.999	11	2,324,099.05	0.60%	8.641	356	89.76	628
16.000 -16.499	2	458,850.00	0.12%	9.096	357	95.00	637
16.500 -16.999	1	74,097.95	0.02%	9.700	356	95.00	589
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,078	237,606,408.50	61.72%	6.505	357	81.43	657
3.000	680	147,385,922.53	38.28%	6.631	357	82.13	650
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	680	147,385,922.53	38.28%	6.631	357	82.13	650
1.500	1,078	237,606,408.50	61.72%	6.505	357	81.43	657
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	1	131,200.00	0.03%	6.100	351	80.00	652
11/01/06	1	140,357.72	0.04%	7.100	352	90.00	640
12/01/06	3	836,250.00	0.22%	7.259	353	91.45	670
01/01/07	5	1,413,678.99	0.37%	6.697	354	77.98	679
02/01/07	56	12,049,895.84	3.13%	6.776	355	82.73	635
03/01/07	237	51,875,886.98	13.47%	6.650	356	81.76	650
04/01/07	805	182,395,875.09	47.38%	6.521	357	81.34	658
05/01/07	409	86,805,536.35	22.55%	6.655	358	82.18	649
10/01/07	1	179,799.38	0.05%	7.400	351	83.72	668
03/01/08	5	722,581.58	0.19%	7.470	356	90.58	643
04/01/08	234	48,253,269.10	12.53%	6.297	357	81.73	659
05/01/08	1	188,000.00	0.05%	5.550	358	69.63	634
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

Originator	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
FINANCE AMERICA	680	147,385,922.53	38.28%	6.631	357	82.13	650
NEW CENTURY	1,078	237,606,408.50	61.72%	6.505	357	81.43	657
Total	**1,758**	**384,992,331.03**	**100.00%**	**6.553**	**357**	**81.70**	**654**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group II Mortgage Loan Statistics
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$329,191,011	$359,803	$960,000
Average Scheduled Principal Balance	$468,933		
Number of Mortgage Loans	702		
Weighted Average Gross Coupon	6.434%	4.990%	9.200%
Weighted Average FICO Score	665	580	797
Weighted Average Combined Original LTV	83.25%	45.00%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	357 months	354 months	358 months
Weighted Average Seasoning	3 months	2 months	6 months
Weighted Average Gross Margin	5.764%	1.000%	7.000%
Weighted Average Minimum Interest Rate	6.434%	4.990%	9.200%
Weighted Average Maximum Interest Rate	12.890%	11.250%	16.200%
Weighted Average Initial Rate Cap	2.316%	1.500%	3.000%
Weighted Average Subsequent Rate Cap	1.228%	1.000%	1.500%
Weighted Average Months to Roll	22 months	18 months	33 months
Maturity Date		Jan 1 2035	May 1 2035
Maximum Zip Code Concentration	1.42%	95020	

ARM	100.00%	Cash Out Refinance	37.84%
		Purchase	57.17%
2/28 6 MO LIBOR IO	93.03%	Rate/Term Refinance	4.99%
3/27 6 MO LIBOR IO	6.97%		
		Condominium	4.95%
Interest Only	100.00%	Planned Unit Development	13.52%
		Single Family	79.26%
Prepay Penalty: 0 months	14.29%	Two-to-Four Family	2.27%
Prepay Penalty: 12 months	5.27%		
Prepay Penalty: 24 months	75.84%	Primary	99.54%
Prepay Penalty: 36 months	4.60%	Second Home	0.46%
First Lien	100.00%	Top 5 States:	
		California	80.81%
Alternative Documentation	3.90%	Arizona	2.37%
Full Documentation	35.61%	Virginia	1.88%
Limited Documentation	2.21%	New York	1.88%
Stated Documentation	58.28%	Florida	1.87%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
350,000.01 - 400,000.00	180	68,343,310.64	20.76%	6.414	357	81.91	660
400,000.01 - 450,000.00	186	78,760,508.55	23.93%	6.421	357	82.89	666
450,000.01 - 500,000.00	133	63,368,118.24	19.25%	6.423	357	83.33	667
500,000.01 - 550,000.00	84	44,221,461.93	13.43%	6.421	357	84.54	671
550,000.01 - 600,000.00	61	35,154,763.68	10.68%	6.393	357	82.45	679
600,000.01 - 650,000.00	27	16,972,339.78	5.16%	6.673	357	87.36	648
650,000.01 - 700,000.00	11	7,458,463.67	2.27%	6.699	357	84.98	637
700,000.01 - 750,000.00	19	13,952,044.42	4.24%	6.373	357	85.42	658
950,000.01 - 1,000,000.00	1	960,000.00	0.29%	6.250	357	56.47	620
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	2,002,962.00	0.61%	4.990	357	74.17	734
5.000 - 5.499	27	13,213,887.77	4.01%	5.298	357	79.00	684
5.500 - 5.999	178	81,730,707.27	24.83%	5.822	357	81.82	674
6.000 - 6.499	182	85,731,249.99	26.04%	6.271	357	82.16	663
6.500 - 6.999	204	95,985,759.86	29.16%	6.732	357	84.36	661
7.000 - 7.499	58	28,349,217.02	8.61%	7.239	357	86.47	653
7.500 - 7.999	38	17,826,137.00	5.42%	7.643	357	86.10	658
8.000 - 8.499	5	2,172,291.00	0.66%	8.133	357	91.15	654
8.500 - 8.999	4	1,812,700.00	0.55%	8.710	357	92.00	632
9.000 - 9.499	1	366,099.00	0.11%	9.200	356	95.00	581
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
575-599	25	11,741,132.00	3.57%	6.809	358	82.05	588
600-624	102	48,724,163.60	14.80%	6.521	357	84.48	613
625-649	155	72,379,529.08	21.99%	6.533	357	83.79	638
650-674	160	74,838,935.15	22.73%	6.462	357	83.30	662
675-699	112	51,261,303.06	15.57%	6.291	357	82.36	685
700+	148	70,245,948.02	21.34%	6.282	357	82.65	730
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	1	360,000.00	0.11%	5.750	357	45.00	697
50.00- 54.99	3	1,255,000.00	0.38%	5.772	357	52.76	676
55.00- 59.99	2	1,420,000.00	0.43%	6.323	357	56.35	615
60.00- 64.99	8	3,969,999.99	1.21%	5.755	357	62.61	641
65.00- 69.99	8	3,699,799.98	1.12%	6.132	357	68.31	645
70.00- 74.99	11	4,703,619.13	1.43%	6.044	357	72.25	661
75.00- 79.99	38	18,316,325.76	5.56%	6.412	357	77.31	649
80.00	352	159,014,068.31	48.30%	6.297	357	80.00	677
80.01- 84.99	24	12,978,124.99	3.94%	6.440	357	83.82	643
85.00- 89.99	65	32,614,949.69	9.91%	6.424	357	86.78	653
90.00- 94.99	135	63,626,222.10	19.33%	6.687	357	90.53	654
95.00- 99.99	55	27,232,900.96	8.27%	6.915	357	95.00	664
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	702	329,191,010.91	100.00%	6.434	357	83.25	665
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	702	329,191,010.91	100.00%	6.434	357	83.25	665
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	12	5,660,732.80	1.72%	6.462	357	89.42	669
20.01 -25.00	14	7,055,326.75	2.14%	6.361	357	80.95	682
25.01 -30.00	42	19,380,304.52	5.89%	6.405	357	83.88	661
30.01 -35.00	88	41,925,564.60	12.74%	6.458	357	83.13	678
35.01 -40.00	176	83,015,023.96	25.22%	6.393	357	83.78	663
40.01 -45.00	216	101,122,962.85	30.72%	6.466	357	83.14	663
45.01 -50.00	150	68,980,175.22	20.95%	6.443	357	82.45	661
50.01 -55.00	4	2,050,920.21	0.62%	6.145	357	82.46	659
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	702	329,191,010.91	100.00%	6.434	357	83.25	665
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	652	306,235,558.38	93.03%	6.453	357	83.42	665
3/27 6 MO LIBOR IO	50	22,955,452.53	6.97%	6.176	357	80.99	668
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	702	329,191,010.91	100.00%	6.434	357	83.25	665
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	96	47,038,025.11	14.29%	6.807	357	82.85	673
Prepay Penalty: 12 months	36	17,354,050.99	5.27%	6.937	357	84.05	658
Prepay Penalty: 24 months	537	249,664,995.83	75.84%	6.359	357	83.40	664
Prepay Penalty: 36 months	33	15,133,938.98	4.60%	5.933	357	81.20	661
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	702	329,191,010.91	100.00%	6.434	357	83.25	665
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	27	12,829,361.00	3.90%	6.285	357	84.94	663
Full Documentation	255	117,211,853.38	35.61%	6.188	357	83.30	650
Limited Documentation	15	7,291,275.07	2.21%	6.193	357	84.10	657
Stated Documentation	405	191,858,521.46	58.28%	6.603	357	83.08	675
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	259	124,577,615.83	37.84%	6.487	357	84.14	652
Purchase	408	188,195,107.08	57.17%	6.400	357	82.66	675
Rate/Term Refinance	35	16,418,288.00	4.99%	6.420	357	83.35	645
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	37	16,291,381.45	4.95%	6.560	357	84.75	683
Planned Unit Development	96	44,514,217.86	13.52%	6.429	357	84.41	659
Single Family	555	260,906,881.62	79.26%	6.423	357	82.93	664
Two-to-Four Family	14	7,478,529.98	2.27%	6.562	357	84.31	688
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	699	327,672,360.91	99.54%	6.430	357	83.25	665
Second Home	3	1,518,650.00	0.46%	7.163	357	84.40	682
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	1	361,250.00	0.11%	6.800	357	85.00	622
Arizona	17	7,804,945.00	2.37%	6.841	357	82.09	654
California	570	266,011,083.00	80.81%	6.382	357	83.36	666
Colorado	5	2,379,448.92	0.72%	6.636	357	82.92	671
Connecticut	2	1,031,499.99	0.31%	6.259	357	77.64	655
Florida	14	6,155,261.35	1.87%	7.115	357	86.95	668
Hawaii	5	3,320,799.98	1.01%	6.159	357	82.81	649
Illinois	6	2,955,492.75	0.90%	6.880	357	84.26	656
Maryland	6	2,664,219.00	0.81%	6.563	357	85.45	649
Massachusetts	8	4,372,959.55	1.33%	6.838	357	87.27	670
Michigan	1	534,000.00	0.16%	7.975	358	94.85	596
Minnesota	3	1,541,999.99	0.47%	6.785	357	84.27	610
Montana	1	400,000.00	0.12%	6.990	357	69.08	672
Nevada	10	4,624,599.99	1.40%	6.366	357	77.92	658
New Jersey	9	4,753,400.00	1.44%	6.388	358	77.69	648
New York	14	6,176,689.99	1.88%	6.113	357	79.69	701
Oregon	1	646,000.00	0.20%	6.225	358	95.00	666
Pennsylvania	1	400,000.00	0.12%	7.650	357	76.19	613
Tennessee	2	843,184.00	0.26%	6.738	356	82.69	630
Texas	3	1,122,400.00	0.34%	7.327	357	80.00	684
Utah	4	2,206,400.00	0.67%	6.281	357	81.66	679
Virginia	13	6,180,877.54	1.88%	7.006	357	86.37	666
Washington	6	2,704,499.86	0.82%	6.312	357	81.02	648
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000 - 1.499	1	425,600.00	0.13%	6.550	357	95.00	713
2.000 - 2.499	1	650,000.00	0.20%	7.250	357	89.66	625
3.000 - 3.499	1	495,200.00	0.15%	5.750	357	80.00	673
3.500 - 3.999	2	859,198.60	0.26%	6.416	357	80.22	636
4.500 - 4.999	1	480,000.00	0.15%	6.400	356	80.00	669
5.000 - 5.499	38	17,835,187.55	5.42%	6.170	357	81.36	678
5.500 - 5.999	482	219,087,754.68	66.55%	6.365	357	81.70	673
6.000 - 6.499	165	84,075,481.08	25.54%	6.612	357	87.11	645
6.500 - 6.999	10	4,650,839.00	1.41%	7.274	358	91.75	612
7.000 - 7.499	1	631,750.00	0.19%	7.375	357	95.00	601
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	2,002,962.00	0.61%	4.990	357	74.17	734
5.000 - 5.499	27	13,213,887.77	4.01%	5.298	357	79.00	684
5.500 - 5.999	178	81,730,707.27	24.83%	5.822	357	81.82	674
6.000 - 6.499	182	85,731,249.99	26.04%	6.271	357	82.16	663
6.500 - 6.999	204	95,985,759.86	29.16%	6.732	357	84.36	661
7.000 - 7.499	58	28,349,217.02	8.61%	7.239	357	86.47	653
7.500 - 7.999	38	17,826,137.00	5.42%	7.643	357	86.10	658
8.000 - 8.499	5	2,172,291.00	0.66%	8.133	357	91.15	654
8.500 - 8.999	4	1,812,700.00	0.55%	8.710	357	92.00	632
9.000 - 9.499	1	366,099.00	0.11%	9.200	356	95.00	581
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	14	7,358,147.00	2.24%	5.349	357	80.56	682
11.500 -11.999	90	42,002,061.04	12.76%	5.808	357	82.86	681
12.000 -12.499	124	59,186,975.63	17.98%	6.186	357	82.43	663
12.500 -12.999	205	95,915,532.20	29.14%	6.329	357	83.02	661
13.000 -13.499	103	48,815,646.21	14.83%	6.574	357	82.49	661
13.500 -13.999	105	48,106,985.89	14.61%	6.846	357	84.11	666
14.000 -14.499	27	12,432,335.94	3.78%	7.276	357	87.55	659
14.500 -14.999	27	12,298,087.00	3.74%	7.703	357	85.54	666
15.000 -15.499	4	1,673,541.00	0.51%	8.137	356	90.00	655
15.500 -15.999	2	1,035,600.00	0.31%	8.689	357	89.74	642
16.000 -16.499	1	366,099.00	0.11%	9.200	356	95.00	581
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	331	149,921,974.96	45.54%	6.425	357	82.21	669
2.000	1	400,000.00	0.12%	6.600	357	86.96	651
3.000	370	178,869,035.95	54.34%	6.440	357	84.12	661
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	371	179,269,035.95	54.46%	6.441	357	84.13	661
1.500	331	149,921,974.96	45.54%	6.425	357	82.21	669
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
01/01/07	2	859,892.75	0.26%	5.997	354	80.00	662
02/01/07	12	5,211,072.92	1.58%	6.515	355	83.40	638
03/01/07	91	42,616,704.25	12.95%	6.493	356	85.31	659
04/01/07	331	152,316,755.62	46.27%	6.459	357	82.56	667
05/01/07	216	105,231,132.84	31.97%	6.429	358	83.93	665
03/01/08	1	628,660.22	0.19%	7.250	356	94.31	634
04/01/08	49	22,326,792.31	6.78%	6.146	357	80.61	669
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**

Originator	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
FINANCE AMERICA	371	179,269,035.95	54.46%	6.441	357	84.13	661
NEW CENTURY	331	149,921,974.96	45.54%	6.425	357	82.21	669
Total	**702**	**329,191,010.91**	**100.00%**	**6.434**	**357**	**83.25**	**665**